

November 30, 2020

Jason Ream
Chief Financial Officer
Sailpoint Technologies Holdings, Inc.
11120 Four Points Drive
Suite 100
Austin, TX 78726

      Re: Sailpoint Technologies Holdings, Inc.
          Form 10-K for the Year Ended December 31, 2019
          Form 10-Q for the Period Ended June 30, 2020
          File 001-38297

Dear Mr. Ream:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Technology